

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2021

Kevin Charlton
Chief Executive Officer
NewHold Investment Corp. II
12141 Wickchester Lane, Suite 325
Houston, TX 77079

> **Re: NewHold Investment Corp. II**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 21, 2021**
> **File No. 333-254667**

Dear Mr. Charlton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed July 21, 2021

General

1. We note your disclosure on the cover page and elsewhere that the anchor investors have expressed an interest to purchase an aggregate of $103,950,000 of units in the offering. Please disclose whether there is a ceiling on the amount that may be purchased by existing stockholders and your anchor investors and quantify any ceiling. If there is no ceiling, please disclose the potential material impact on the public investors. Additionally, please tell us whether the limited number of public investors would impact the company's listing eligibility. Please also add risk factor disclosure regarding any potential material impact on the public investors, such as the effect on liquidity. Finally, disclose whether the

securities held by the anchor investors will be subject to any lock-up provisions and whether the anchor investors will acquire the units with the investment intent to hold the units.

Exhibits

2.   We note that your underwriting agreement still references the units as including one-quarter of a warrant. Please file a revised underwriting agreement that corrects the reference to the number of warrants included in the units.

You may contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jonathan Burr at 202-551-5833 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso